Part II: Activities of the Broker-Dealer Operator and its Affiliates

   4. **Arrangements with Trading Centers**

      a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?
      Yes

      If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

      The terms and conditions to access the ATS are the same for all Subscribers submitting orders in the same manner, including Subscribers who are Trading Centers.

      While there are no formal or informal mutual arrangements between the BDO and Trading Centers to provide minimum levels of liquidity (see response to Part III, Item 12), the following Subscribers, some of which may be Trading Centers, have mutual access agreements with the BDO which may include access to the ATS:

      Credit Suisse Securities (USA) LLC
      Goldman Sachs & Co. LLC
      Virtu ITG LLC (formerly ITG Inc.)
      Morgan Stanley & Co. LLC
      UBS Securities, LLC
      Barclays Capital INC.

      The BDO has arrangements with other Subscribers who may be Trading Centers to access the ATS.

      The terms and conditions for any Subscriber, including Trading Centers, to access the ATS are described in Part II, Item 5(a).

Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Transaction fee for orders directed to the ATS from Liquidity Partners ~~range from 5 to~~ is 10 cents per 100 shares. Transaction fees for orders directed to the ATS from Subscribers who are not Liquidity Partners range from 0 to 10 cents per 100 shares. Variables that may impact Subscriber fees include quantitative and qualitative factors such as expected and historical volume of trading, trading style (e.g. aggressive vs. passive orders; IOC vs. Day orders) and the overall business relationship of the Subscriber with the BDO and/or its Affiliates. Factors relating to the overall business relationship of the Subscriber with the BDO and/or its Affiliates that may impact fees include, but are not limited to, the number of strategy customizations and the anticipated level of support services required in addition to ATS services.